Mail Stop 6010

December 18, 2006

Lawrence A. Siebert
President and Chief Executive Officer
Chemobio Diagnostics, Inc.
3661 Horseblock Road
Medford, NY  11763

**Re:    Chemobio Diagnostics, Inc.
            Registration Statement on Form SB-2
            Response letter dated November 24, 2006 and
            Supplemental response letter dated December 7, 2006
            File Number 333-138266**

Dear Mr. Siebert:

        We have reviewed your response letter dated November 24, 2006 and your supplemental response letter dated December 7, 2006 and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form SB-2

1.  We note your response to comment 1 in your letter dated November 24, 2006.  However, given the nature and size of the transaction, we are unable to agree with your analysis that the transaction being registered is appropriately characterized as a transaction that is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i) with respect to the shares being offering by Crestview Capital Master, LLC.  Please remove this entity from your Form SB-2.  Additionally please note that because the offering of the common stock may not be done on a delayed or continuous basis under Rule 415(a)(1)(x), you may not file a resale registration statement before the time that Crestview Capital as a selling shareholder converts or exercises the outstanding securities and acquires the common stock.  At that time, you may register the transaction on the form on which you are eligible to register the transaction as a primary offering; identify Crestview Capital as a selling shareholder and underwriter in the registration statement and include the price at which the underwriter will sell the securities.

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You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments.  Detailed cover letters greatly facilitate our review.  Please furnish your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3710 with any questions.

Sincerely,


Jeffrey P. Riedler
Assistant Director


cc:     Alan Talesnick, Esq.
        James J. Muchmore, Esq.
        Patton Boggs LLP
        1660 Lincoln Street, Suite 1900
        Denver, CO  80264